Exhibit 99.1

Procaps Group Announces Appointment of Melissa Angelini as Investor Relations Director

Pharmaceutical Industry and Investor Relations Veteran to Lead Capital Markets Communications Strategy

BARRANQUILLA, COLOMBIA – January 28, 2022 – Procaps Group (NASDAQ: PROC), a leading integrated international healthcare and pharmaceutical company, today announced the appointment of Melissa Angelini as Investor Relations Director, effective February 1, 2022.

Melissa Angelini is a seasoned executive with over 15 years of experience in capital markets and investor relations with healthcare and pharmaceutical companies. She has extensive experience with clients in Latin American countries including Brazil, Mexico, Argentina, Chile, Colombia and Peru. Previously she was Innovation & Investor Relations Officer at Blau Farmacêutica, a Brazilian multinational pharmaceutical company with a USD 1 billion market capitalization. Angelini was also LATAM Head of Alliance Management & Investor Relations at GBT Grupo Biotoscana, a Latin American healthcare company. There she co-led the IPO of Grupo Biotoscana in 2017 through a deal that was approximately 5x oversubscribed and raised BRL 1.342B (USD $429M). This was the largest healthcare IPO in Latin America since 2011 and the largest healthcare IPO in the Americas in 2017. She was also Investor Relations Client Executive Manager at MZ Group, the world’s largest independent investor relations company, where she was responsible for the Investor Relations and Strategic Partnerships Department and managed some of the largest accounts in Latin America. Melissa holds an MBA in Finance from Insper Instituto de Ensino e Pesquisa, Brazil, and is fluent in English, Spanish and Portuguese.

“Melissa brings a broad range of investor relations and capital markets experience at pharma companies that will benefit Procaps as we accelerate the delivery of our innovative pharmaceutical solutions and drive new expansion initiatives. Importantly, this new position will eventually be based out of our Aventura, FL location as we expand our footprint in the U.S.,” said Patricio Vargas, Procaps Group CFO. “Melissa is a deeply experienced and respected investor relations professional, and her expertise working to communicate our strategy and growth opportunities externally will be instrumental as we continue to strengthen our investor and industry relationships with key stakeholders.”

Angelini added, “I am honored to be joining Procaps at such an exciting inflection point for the company. With their recent entrance to the U.S. on Nasdaq, and announcement of expanded production capacity in the U.S., I will be highly focused on communicating the Procaps story to a broadening group of worldwide investors and shareholders.”

About Procaps Group

Procaps Group is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and more than 4,500 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (“OTC”) pharmaceutical products and prescription pharmaceutical drugs (“Rx”), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps Group S.A. (“Procaps Group”) are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the impact of COVID-19 on Procaps Group’s business, changes in applicable laws or regulations, the possibility that Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the Form F-1 Registration Statement filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Procaps Group’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Investor Contact:
Chris Tyson
Executive Vice President
MZ North America
Direct: 949-491-8235
PROC@mzgroup.us